

05036846

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
FEB 2 8 2005

AM 3/8/2005

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8-47204

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/04   AND ENDING   12/31/04

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

LENOX FINANCIAL SERVICES, INC.

Office Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 EAST LINCOLN HIGHWAY
(No. and Street)

NEW LENOX	ILLINOIS	60451
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUGLAS S. RUTH, PRESIDENT   815-485-5559
(Area-Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

IDEPENDENT PUBLIC ACCOUNTANT   whose opinion is contained in this Report*

RAPACZ, LINDA CAROL
(Name – if individual, last, first, middle name)

13844 SOUTH MAPLE AVENUE	ORLAND PARK	ILLINOIS	60462-1628
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 2 3 2005
THOMSON
FINANCIAL

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17x-5(e)(2).

3/11/05

OATH OR AFFIRMATION

I, _____ **DOUGLAS S. RUTH** _____ , swear (or affirm) that to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of

__ **LENOX FINANCIAL SERVICES, INC.** _____ as of

__ **DECEMBER 31, 2004** _____ , are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

PRESIDENT _____
Title

Subscribed and sworn to before me this _____ day of
February, 2005

_____
Notary Public

This report contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☒ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital Under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting controls.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



LENOX FINANCIAL SERVICES, INC.
(An Illinois Corporation)

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT
PURSUANT TO RULE 17a-5 (d)
DECEMBER 31, 2004

LINDA C. RAPACZ
CERTIFIED PUBLIC ACCOUNTANT
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999   FAX (708) 403-1428

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Lenox Financial Services, Inc.
New Lenox, Illinois

I have audited the accompanying statement of financial condition of Lenox Financial Services, Inc. as of December 31, 2004. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based upon my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Lenox Financial Services, Inc. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

February 14, 2005

LENOX FINANCIAL SERVICES, INC.
(An Illinois Corporation)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

A S S E T S

CURRENT ASSETS

Cash in Bank	$20,230
Due from Broker	10,375
Securities Owned, at Market Value	51,528
Accounts Receivable	6,673
Total Current Assets	$88,806

FIXED ASSETS

Automobile	$15,646	
Less - Accumulated Depreciation	2,960	
Net Fixed Assets		12,686

OTHER ASSETS

NASD Stock Investment	$ 3,300	
Security Deposit	1,083	
Total Other Assets		4,383

TOTAL ASSETS	$105,875

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Accounts Payable	$ 15,945
Due to Affiliate	1,870
Accrued Payroll Taxes	939
Total Current Liabilities	$ 18,754

STOCKHOLDER'S EQUITY

Capital Stock - Common, No Par Value;		
1,000 Shares Authorized, and		
Outstanding	$ 100	
Additional Paid-In Capital	55,126	
Retained Earnings	31,895	
Total Stockholder's Equity		87,121

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$105,875

The accompanying notes to the financial statements
are an integral part of this statement.

LENOX FINANCIAL SERVICES, INC.
(An Illinois Corporation)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1 -   ORGANIZATION AND NATURE OF BUSINESS

Lenox Financial Services, Inc. (the Company) was incorporated in the state of Illinois on March 28,1994.   The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the fully disclosed sale of securities.

NOTE 2 -   SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions are entered into for the account and risk of the Company, and are therefore recorded on a trade date basis. Marketable securities, held by the Company, are valued at quoted market value.

Income Taxes

Effective January 1, 2003 the Company has elected to be taxed as an S-Corporation; therefore its income flows through to its stockholder's tax return. As a result, no federal income tax provision is made by the Company. The Company is liable, however, for the Illinois replacement tax of 1.5% of net prescribed income.

Investment

The Company owns 300 shares of the NASDAQ Stock Market, Inc. stock, a private placement, valued at cost as of December 31, 2004.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 2 -   SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Employees' Pension Plan

The Company provides a Simplified Employee Pension Plan to its employees who are not under a collective bargaining agreement or certain contract, have performed services for the Company for at least two years, attained the age of 21, and had total annual compensation in excess of $400.   Contributions are based upon each eligible employee's compensation, excluding compensatory leave.   The Company contributions are calculated as an amount that can be deducted for federal tax purposes; the Company contribution for 2004 was $2,945.   The Pension Plan is administered by an outside financial institution.

NOTE 3 -   FINANCIAL INSTRUMENTS ACCOUNTING POLICIES

Derivative financial instruments are used for trading purposes,   including hedges of trading instruments, and are carried at quoted market value.   Unrealized gains or losses on these derivative contracts are recorded on the same basis as the underlying assets or liabilities, that is, marked to market.   None were recorded on the Company's books as of December 31, 2004.

NOTE 4 -   FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company can enter into various transactions involving derivatives and other off-balance sheet financial instruments.   These financial instruments include futures and options.   Derivative transactions would be entered into for trading purposes or to hedge other positions or transactions.   No derivative transactions were entered into during the year ended December 31, 2004.

NOTE 5 -   CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, clearing firms and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk.   The risk of default depends on the creditworthiness of the counter party or issuer of the instrument.   It is the Company's policy to review, as necessary, the credit standing of each counter party.

NOTE 6-   RECONCILIATION OF AUDITED AND UNAUDITED FINANCIAL STATEMENTS

The audit of the unaudited financial statements revealed no material discrepancies. Therefore, no adjustments to the financial statements were required.

NOTE 7-   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $5,000 or one eighth of aggregate indebtedness, whichever is greater, as these terms are defined. At December 31, 2004 the Company had net capital and net capital requirements of $64,887 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 29%. The net capital requirement may restrict the payment of dividends or the withdrawal of equity.

NOTE 8 -   RELATED PARTY TRANSACTIONS

The Company shares office space with an affiliated company. The Company's stockholder is the stockholder of the affiliated company. At December 31, 2004 the Company was owed $1,200 by the affiliated company. In addition, as of December 31, 2004, the Company owed to another of its affiliated companies $1,870.